05038460

...TATES
...CHANGE COMMISSION
...n, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-52942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2004** (MM/DD/YY) AND ENDING **December 31, 2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sanford C. Bernstein & Co., LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne Powers **(914) 993-2967**
(Area Code - Telephone No.)

PROCESSED MAR 18 2005 THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Edward Farrell, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Sanford C. Bernstein & Co., LLC as of December 31, 2004 are true and correct. I further swear (or affirm), that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO
Title

Notary Public
KIM V MITCHELL
Notary Public, State of New York
No. 01MI5065197
Qualified in Queens County
Commission Expires Sept. 3, 20 06

This report contains (check all applicable boxes):

(x) Facing Page
(x) An Oath or Affirmation
(x) Statement of Financial Condition
(x) Statement of Income
(x) Statement of Changes in Member's Equity
(x) Statement of Cash Flows
( ) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) Computation of Net Capital
(x) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
(x) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
( ) A Reconciliation, including appropriate explanation, of the computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A Rule 15c3-3
(x) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
( ) A copy of the SIPC Supplemental Report
( ) A report describing any material inadequacies found to exist or found to have existed since the date the previous audit
(x) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
(x) Supplementary Report of Independent Auditors on Internal Control

NAME OF ORGANIZATION Sanford C. Bernstein & Co., LLC

ADDRESS 767 Fifth Avenue, New York, NY 10153

DATE February 24, 2005

BOARD OF DIRECTORS
NEW YORK STOCK EXCHANGE, INC.
C/O DATA CONTROL SECTION
20 BROAD STREET, 22ND FLOOR
NEW YORK, NY 10005

Gentlemen:

WE, THE UNDERSIGNED, members or allied members of
Sanford C. Bernstein & Co., LLC
(Member Organization)
have caused an examination of our financial statements to be made in accordance with generally accepted auditing standards and prescribed regulations.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial statements for the year ended December 31, 2004 represent the true and correct financial position, results of operations and changes in financial position of our organization, and will be made available to those members and allied members whose signatures do not appear below.

[signature] CEO

Edward [signature] CFO

STATE OF NEW YORK)
) SS.
COUNTY OF NEW YORK)

Sworn to before me this

24nd day of February, 2005

Kim V. Mitchell
KIM V MITCHELL
Notary Public, State of New York
No. 01MI5065197
Qualified in Queens County
Commission Expires Sept. 3, 2006

KPMG

KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report

The Board of Directors and Member
Sanford C. Bernstein & Co., LLC:

We have audited the accompanying statement of financial condition of Sanford C. Bernstein & Co., LLC (the Company, a wholly owned subsidiary of Alliance Capital Management L.P.) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sanford C. Bernstein & Co., LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 27, 2005

SANFORD C. BERNSTEIN & CO., LLC
(A Wholly Owned Subsidiary of
Alliance Capital Management L.P.)

Statement of Financial Condition

December 31, 2004

(Amounts in thousands)

Assets		
Cash and cash equivalents	$	501,990
Cash and securities segregated under Federal and other regulations		1,489,041
United States Treasury Bills, at market value (including securities pledged as collateral of $16,935) (cost of $16,846)		21,876
Receivables:		
Brokers and dealers		1,396,751
Customers		351,177
Affiliates		7,091
Officers		10,018
Exchange memberships, at cost (market value of $4,219)		4,813
Other assets		18,071
Total assets	$	3,800,828
Liabilities and Member's Equity		
Payables:		
Brokers and dealers	$	720,749
Customers		2,658,636
Officers		5,259
Due to Parent		176,925
Accrued compensation		6,836
Accrued expenses and other liabilities		29,997
Total liabilities		3,598,402
Commitments and contingencies		
Member's equity		202,426
Total liabilities and member's equity	$	3,800,828

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

Sanford C. Bernstein & Co., LLC (the Company) is a wholly owned subsidiary of Alliance Capital Management L.P. (the Parent), which is ultimately owned by AXA, the holding company for an international group of insurance and related financial services companies. The Company was formed on October 2, 2000 as a result of the Parent's acquisition of the business including the assets and liabilities of SCB Inc., an investment research and management company formerly known as Sanford C. Bernstein Inc. (Bernstein). The Company is a member of the New York Stock Exchange, Inc. (NYSE), and it provides self-clearing brokerage services in United States markets and investment management and custodial services to both individual and institutional customers. The Company derives a significant portion of its revenues and incurs allocated expenses from affiliates in performing these services. See Note 8 "Related Party Transactions" for a discussion of related party transactions.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company is a single member limited liability company with the Parent, a Delaware limited partnership, as the member.

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, highly liquid debt instruments, such as short-term deposits, money market funds and commercial paper purchased with original maturities of three months or less.

(c) Securities Transactions

Customers' securities transactions are reported on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected on the statement of financial condition. Principal securities transactions are recorded on a trade date basis.

(d) Collateralized Securities Transactions

The Company accounts for transfers of financial assets in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction and are included in receivables from and payables to brokers and dealers in the statement of financial condition.

(Amounts in thousands)

Securities borrowed transactions require the Company to deposit cash collateral with the lender. With respect to securities loaned, the Company receives cash collateral from the borrower. The initial collateral advanced or received approximates or is greater than the fair value of securities borrowed and loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

(e) ***Income Taxes***

The Company is a single member LLC which is treated as a disregarded entity by its Parent for tax purposes. Its Parent, a private limited partnership, is not subject to federal or state corporate income taxes. However, the Parent is subject to New York City Unincorporated Business Tax (UBT). All payments of the Unincorporated Business Taxes are made by the Parent and are included in Due to Parent in the accompanying statement of financial condition. The Company periodically makes payments to its Parent with respect to this account throughout the year.

(f) ***Stock Exchange Memberships***

Exchange memberships are recorded at cost on the statement of financial condition. Management tests stock exchange memberships for impairment when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. The Company presently owns four New York Stock Exchange memberships and one Chicago Stock Exchange membership with an original cost basis of $8,325. In September 2004, the Company recorded an impairment loss of $3,512 resulting in a new cost basis of $4,813. This loss is included in allocated expenses and other on the statement of income. Based on the latest sale prices available at December 31, 2004, these memberships have a fair value of $4,219. Management believes that the excess of the carrying value of these assets over its fair value is recoverable.

(g) ***Fair Value of Financial Instruments***

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, cash and securities segregated under Federal and other regulations, United States Treasury Bills and receivables are carried at fair value or contract amounts which approximate fair value due to their short period to maturity and repricing characteristics. Similarly, liabilities are carried at amounts approximating fair value.

(h) ***Option Plans***

In 2002, the Company and Parent adopted the fair value method of recording compensation expense on a prospective basis, using a straight-line amortization policy, relating to compensatory option awards of Alliance Holding Units as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), *Accounting for Stock-Based Compensation*, as amended by Statement of Financial Accounting Standards No. 148 (SFAS 148), *Accounting for Stock-Based Compensation – Transition and Disclosure*. Under the fair value based method, compensation expense is measured at the grant date based on the estimated fair value of the award and is recognized over the vesting period. Fair value is determined using a Black-Scholes option-pricing model that takes into account the unit price at the date of grant, the exercise price, the expected life of the option, the volatility of the underlying

(Continued)

(Amounts in thousands)

units and the expected dividends on the units and risk-free interest rate over the expected life of the option. As of December 31, 2004, no employees of the Company have been granted option awards of Alliance Holding Units.

(i) Dividends Paid to Parent

It is the Company's intention to distribute to the Parent the majority of the net income earned each year and other amounts as directed by the Parent, subject to certain regulatory net capital requirements and restrictions.

(3) Cash and Securities Segregated Under Federal and other Regulations

At December 31, 2004, securities segregated under Federal and other regulations includes United States Treasury Bills of $1,489,041 (cost of $1,486,293) segregated in special reserve bank custody accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (SEC).

(4) United States Treasury Bills

At December 31, 2004, United States Treasury Bills of $16,935 (cost of $16,846) were pledged as collateral with clearing organizations.

(5) Receivable from and Payable to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers at December 31, 2004 consist of the following:

		Receivable	Payable
Deposits for securities borrowed/loaned	$	1,364,990	699,129
Receivable/payable on unsettled trades		26,215	14,063
Securities failed-to-deliver/receive		5,546	7,557
	$	1,396,751	720,749

(6) Commitments and Contingencies

The Company has been named as a defendant in certain legal actions. It is the opinion of management, after consultation with counsel, that these actions will not result in any material adverse effect on the financial condition of the Company.

(7) Profit Sharing Plan

The Parent maintains a qualified employee benefit plan covering all eligible regular employees of the Company. Participants are permitted, within limitations imposed by tax law, to make pre-tax and after-tax contributions to the plan. The amount of the annual Company contribution to the plan is determined by a committee of the Board of Directors of the Parent's General Partner. Contributions for the Company's employees are limited to the maximum amount deductible for federal income tax purposes.

(Continued)

(Amounts in thousands)

(8) Related Party Transactions

Payables to officers represent brokerage cash accounts of principal officers of the Company and the Parent.

The Company utilizes the Parent's advisory services for the management of discretionary accounts, and as such is liable to the Parent for this service. The Company collects investment management fees from its customers and remits the full amount of these fees to the Parent. Included in the balance of receivables from customers and due to Parent at December 31, 2004 is $14,079 of investment management fees receivable from customers and due to the Parent.

The Company has a $150,000 outstanding loan from the Parent at December 31, 2004. The interest rate, at the option of the Parent, is a floating rate based on the Federal Funds rate. In 2004, the weighted average interest rate on the loan was 1.33%. Due to Parent at December 31, 2004 includes $1,696 of interest on this loan.

Due to Parent also includes expenses allocated to the Company by the Parent, sub-management fees owed to the Parent and certain expenses of the Company in the normal course of business paid by the Parent. Expenses allocated to the Company represent charges for departments that provide services for the Company, the majority of which relate to technology and administration.

The Company maintains an introducing broker agreement with Sanford C. Bernstein Limited (SCB Ltd.), an affiliate located in the United Kingdom. Accordingly, the Company receives from SCB Ltd. a percentage of the revenues generated by executions of European securities by SCB Ltd. for the Company's customers. Receivables from affiliates at December 31, 2004 includes $6,743 due from SCB Ltd.

At times, the Company holds an investment in a money market fund managed by the Parent. This investment amounted to $488,000 at December 31, 2004 and is recorded in cash and cash equivalents.

Certain employees of the Company participate in unfunded, non-qualified deferred compensation plans maintained by the Parent. Aggregate awards made to these plans by the Parent on behalf of employees of the Company for 2004 was $36,000.

(9) Net Capital Requirement

As a broker-dealer and member of the New York Stock Exchange, Inc. (NYSE), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company computes its net capital under the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of two percent of aggregate debit items arising from customer transactions, as defined, or $1,000,000. At December 31, 2004, the Company had net capital of $159,656, which exceeded minimum net capital requirements by $140,363.

Advances, dividend payments to the Parent and other equity withdrawals by the Company are restricted by the regulations of the SEC, NYSE and other securities agencies.

(Continued)

(10) Risk Management

(a) Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution, settlement and financing of various customer securities, which may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations by requiring the Company to purchase or sell securities at prevailing market prices.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer subject to various regulatory and internal margin requirements. These transactions are collateralized by cash or securities in the customer's account. In connection with these activities, the Company may execute and clear customer transactions involving the sale of securities not yet purchased. The Company seeks to control the risks associated with margin transactions by requiring customers to maintain collateral in compliance with the aforementioned regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. A majority of the Company's customer margin accounts are managed on a discretionary basis by the Parent whereby the Parent maintains control over the investment activity in the accounts. For these discretionary accounts, the Company's margin deficiency exposure is minimized through maintaining a diversified portfolio of securities and by virtue of the Parent's discretionary authority and the Company's role as custodian.

The Company may enter into forward foreign currency contracts on behalf of accounts for which the Company acts as custodian. The Company minimizes credit risk associated with these contracts by monitoring these positions on a daily basis, as well as by virtue of the Parent's discretionary authority and the Company's role as custodian.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

(b) Other Counterparties

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In connection with the Company's security borrowing and lending arrangements, which constitute the majority of the receivable from and payable to brokers and dealers, the company enters into collateralized agreements which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Security borrowing arrangements require the Company to deposit cash collateral with the lender. With respect to security lending arrangements, the Company receives collateral in the form of cash in amounts generally in excess of the market value of the securities loaned. The Company minimizes credit risk associated with these activities by establishing credit limits for each broker and monitoring these limits on a daily basis. Additionally, security borrowing and lending collateral is marked to market on a daily basis, and additional collateral is deposited by or returned to the Company as necessary.

(Continued)

KPMG

KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report on Internal Control Pursuant to Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Member of
Sanford C. Bernstein & Co., LLC:

In planning and performing our audit of the financial statements and supplementary schedules of Sanford C. Bernstein & Co., LLC (the Company, a wholly owned subsidiary of Alliance Capital Management L.P.) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities and customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), and Regulation 1.16 of the Commodities Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following: (i) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) of the SEC and Section 4d(2) of the Commodity Exchange Act (CEA); (ii) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (iv) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (v) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not review the practices and procedures followed by the Company: (i) in making the daily computations of the segregation requirements of Section 4d(2) of the CEA and the regulations thereunder, and the segregation of funds based upon such computations; and (ii) in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC because the Company does not carry customers' commodities accounts, including foreign futures and foreign options customers, or handle commodities transactions for customers.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the CEA and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the New York Stock Exchange, Inc., the SEC, the CFTC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2005